Exhibit 99.2

CONTROL VOTE BY MAIL Mark, sign and date your proxy card and return it in the envelope we have provided. Please note the latest we will accept voting instructions is on October 13, 2025, at 11:59 A.M., Singapore Time (October 12, 2025, at 11:59 P.M., Eastern Time) VOTE IN PERSON If you would like to vote in person, please attend the Annual General Meeting of Primech Holdings Ltd. on October 14, 2025, at 9:00 P.M., Singapore time October 14, 2025, at 9:00 A.M., Eastern Time). The meeting will be held at 23 Ubi Crescent, Singapore 408579 SPECIMEN 1 MAIN STREET ANYWHERE PA 99999-9999 Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope. ANNUAL GENERAL MEETING OF SHAREHOLDERS PRIMECH HOLDINGS LTD. October 14, 2025, at 9:00 P.M., Singapore Time (October 14, 2025, at 9:00 A.M., Eastern Time) DETACH PROXY CARD HERE TO VOTE BY MAIL THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE “FOR” ALL LISTED PROPOSALS. Proposal 1 By an ordinary resolution, to receive and adopt the Directors’ Statement, the audited financial statements of the Company for the financial year ended March 31, 2025; FOR AGAINST ABSTAIN Proposal 2 By an ordinary resolution, to receive and adopt the audited financial statements in relation to Form 20-F for the financial year ended March 31, 2025; Proposal 3 By ordinary resolutions, to approve the re-election of the following Directors who are retiring by rotation pursuant to Regulation 88 of the Constitution of the Company and who, being eligible, offer themselves for re-election as Directors: (a) Mr. William Mirecki (b) Dr. Kai Yue Jason Chan Proposal 4 By an ordinary resolution, to approve payment of Directors’ fees of US$215,000 for the financial year ended March 31, 2025. Proposal 5 By an ordinary resolution, to approve the appointment of Weinberg & Co. LA, LLP, as auditor of the Company for the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion; Proposal 6 By an ordinary resolution, to approve the appointment of M/s Paul Wan & Co, as auditor of the Company for the financial year ending March 31, 2026 and that the Directors be empowered to fix the auditors’ remuneration in their absolute discretion; Proposal 7 By an ordinary resolution, to adjourn the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of Proposal One, Proposal Two, Proposal Three, Proposal Four, Proposal Five and/or Proposal Six; (Proposals Continued on Reverse) Signature Signature, if held jointly Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person. To change the address on your account, please check the box at right and indicate your new address. SPECIMEN AC:ACCT999 90.00

PRIMECH HOLDINGS LTD. ANNUAL GENERAL MEETING OF SHAREHOLDERS October 14, 2025, at 9:00 P.M., Singapore Time (October 14, 2025, at 9:00 A.M., Eastern Time) Important Notice Regarding the Availability of Proxy Materials: The Notice of AGM, Proxy Statement, Sample Proxy Form are available at https://ts.vstocktransfer.com/irhlogin/Primech To attend the Meeting virtually, please create a Zoom account and register to attend at http://meeting.vstocktransfer.com/PRIMECHOCT25 DETACH PROXY CARD HERE TO VOTE BY MAIL Solicited on Behalf of the Board of Directors for the Annual General Meeting of Shareholders on October 14, 2025, at 9:00 P.M., Singapore Time (October 14, 2025, at 9:00 A.M., Eastern Time) Proposal 8 By an ordinary resolution, to authorize the Directors to issue ordinary shares and make or grant offers, agreements or options that might or would require the issuance of ordinary shares. FOR AGAINST ABSTAIN Proposal 9 By a special resolution, to extend and amend the authority granted by the special resolution passed on 19 June 2025 such that the Directors are authorized to consolidate: (i) every six (6) issued ordinary shares in the capital of the Company into one (1) ordinary share of the Company and (ii) subject to the passing of Proposal Eleven and Proposal Twelve, every six (6) issued Class B Preference Shares in the capital of the Company into one (1) Class B Preference Share of the Company. Proposal 10 By an ordinary resolution, to authorize the Directors to purchase or otherwise acquire issued ordinary shares in the capital of the Company (the “Shares”) not exceeding 20% of the issued Shares (excluding treasury shares and subsidiary holdings), at such price(s) not exceeding the highest independent bid or the last independent transaction price, whichever is higher, of the Shares quoted on the Nasdaq Capital Market (“Nasdaq”), as the case may be, by way of an on-market purchase transacted on the Nasdaq as may be determined or formulated by the Directors as they consider fit, and shall satisfy all the conditions prescribed by the Singapore Companies Act 1967, and otherwise in accordance with all other laws, regulations and listing rules of Nasdaq as may for the time being be applicable. Proposal 11 By a special resolution, and subject to the passing of Proposal Twelve, to authorize the Directors to issue Class B Preference Shares and make or grant offers, agreements or options that might or would require the issuance of Class B Preference Shares. Proposal 12 By a special resolution, to approve the amended and restated constitution of the Company as set forth in Annex A to this notice (the “Second Amended and Restated Constitution”) and that the Second Amended and Restated Constitution shall substitute the Constitution of the Company currently in effect in its entirety, to reflect the rights and privileges of the new class of Class B Preference Shares. In his discretion, the proxy is authorized to vote upon any other matters which may properly come before the Annual General Meeting, or any adjournment or postponement thereof. The undersigned hereby appoints Kin Wai Ho as proxy with full power of substitution, to represent and to vote as set forth herein all the ordinary shares of Primech Holdings Ltd. which the undersigned is entitled to vote at the Annual General Meeting of Shareholders and any adjournments or postponements thereof, as designated below. (Continued and to be signed on Reverse Side)